July 9, 2013

VIA EDGAR

Mr. Max A. Webb, Assistant Director

Ms. Ada D. Sarmento

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	AMERCO
Preliminary Proxy Statement on Schedule 14A
Filed June 21, 2013
File No. 001-11255

Dear Mr. Webb and Ms. Sarmento:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission to AMERCO (the “Company”) dated July 3, 2013, in regard to the Company’s Preliminary Proxy Statement on Schedule 14A filed on June 21, 2013.  We appreciate the opportunity to respond to your comments and we understand that the purpose of your review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Staff’s Comments:

Preliminary Proxy Statement on Schedule 14A

General

1.      Please revise to unbundle Proposal No. 1 as it currently includes at least three separate matters.  Please also make corresponding revisions to the proxy card.  Refer to Rule 14a-4(a)(3).

Company’s Response:

We have revised our proxy statement to unbundle Proposal No. 1.  The former Proposal No. 1 now consists of five separate proposals (Proposals 1, 2, 3, 4 and 5), each of which relate to amending and restating our current Articles of Incorporation.  As you have requested, we have also made the corresponding revisions to our proxy card.

Other Proposed Amendments to the Articles, page 7

2.      Please revise this section to briefly summarize all of the other proposed changes to the articles of incorporation referred to under (iv) of Proposal No. 1.

Company’s Response:

We have deleted the former section entitled “Other Proposed Amendments to the Articles” which appeared on page 7 of our Preliminary Proxy Statement filed on June 21, 2013.  In its place, we have added sections to explain the revised/new Proposals 1, 2, 3, 4 and 5, each relating to amending and restating our current Articles of Incorporation.    Our new disclosure under Proposals 1, 2, 3, 4 and 5 now includes brief summaries or descriptions of each of the respective proposed changes to our Articles of Incorporation.

In connection with responding to your comments, we acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We are available at your convenience to discuss this further should you have any questions. In such event, please call me at (602)-263-6804.

AMERCO

/s/ Jason A. Berg_______

Jason A. Berg

Chief Accounting Officer

(Principal Financial Officer)

cc:	Edward J. Shoen
Laurence J. De Respino